EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the six months ended June 30, 2012 and the five years ended December 31, 2011 were as follows:

	Six Months Ended June 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income (loss) from unconsolidated joint ventures	$124,371	$236,153	$159,042	$258,904	$287,426	$344,156
Gains on sales of real estate	—	—	2,734	11,760	33,340	957,406
Amortization of interest capitalized	2,593	4,188	2,660	2,498	2,315	2,394
Distributions from unconsolidated joint ventures	8,791	22,451	10,733	6,676	5,988	7,157
Fixed charges (see below)	224,416	442,309	419,060	371,649	341,608	336,302
Subtract:
Interest capitalized	(21,278)	(48,178)	(40,981)	(48,816)	(46,286)	(33,322)

Total earnings	$338,893	$656,923	$553,248	$602,671	$624,391	$1,614,093

Fixed charges:
Interest expensed	$203,138	$394,131	$378,079	$322,833	$295,322	$302,980
Interest capitalized	21,278	48,178	40,981	48,816	46,286	33,322

Total fixed charges	$224,416	$442,309	$419,060	$371,649	$341,608	$336,302

Preferred distributions	1,566	3,339	3,343	3,594	4,226	10,429

Total combined fixed charges and preferred distributions	$225,982	$445,648	$422,403	$375,243	$345,834	$346,731

Ratio of earnings to fixed charges	1.51	1.49	1.32	1.62	1.83	4.80

Ratio of earnings to combined fixed charges and preferred distributions	1.50	1.47	1.31	1.61	1.81	4.66